SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2010

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated April 20, 2010	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: April 21, 2010	By:	/s/ Wang Jianzhou
		Name:	Wang Jianzhou
		Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

ANNOUNCEMENT

The unaudited financial data of the Group for the first quarter of 2010 reflected:

•     Operating revenue reached RMB109.087 billion, up by 7.7% over the same period of last year

•     EBITDA of RMB55.154 billion, up by 3.3% over the same period of last year

•     Profit attributable to shareholders of RMB25.477 billion, up by 1.1% over the same period of last year

In accordance with the Company’s disclosure policy and to further enhance the transparency of the Group and timely provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first quarter of 2010.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2010 to 31 March 2010	For the period from 1 January 2009 to 31 March 2009	Increase
Operating Revenue (RMB)	109.087 billion	101.269 billion	7.7%
EBITDA (RMB)	55.154 billion	53.379 billion	3.3%
EBITDA Margin	50.6%	52.7%
Profit Attributable to Shareholders (RMB)	25.477 billion	25.201 billion	1.1%
Profit Attributable to Shareholders Margin	23.4%	24.9%

Operating Data

	As at 31 March 2010/ For the period from 1 January 2010 to 31 March 2010	As at 31 December 2009/ For the period from 1 October 2009 to 31 December 2009
Customer Base	538.89 million	522.28 million
Net Additional Customers for the relevant reporting period	16.60 million	13.92 million
Average Revenue per User per Month (ARPU) during the relevant reporting period (RMB/user/month)	70	80
Total Voice Usage Volume for the relevant reporting period (minutes)	796.47 billion	785.04 billion
Average Minutes of Usage per User per Month (MOU) during the relevant reporting period (minutes/user/month)	508	503
Average Revenue per Minute of Usage during the relevant reporting period (RMB)	0.137	0.159
Number of Value-Added Business Users	508.44 million	463.39 million
Number of MMS Users	155.02 million	147.54 million
Number of Wireless Music Users	433.19 million	406.22 million
SMS Usage Volume for the relevant reporting period (messages)	178.3 billion	173.5 billion
Number of Employees	148,610	145,954
Labor Productivity (customers/employee)	3,626	3,578

In the first quarter of 2010, the Group faced adverse factors such as the increasing mobile penetration rate and the intensifying market competition. However, through effective management and the efforts of all its employees, the Group fully leveraged on its competitive advantages in terms of scale, network, brand recognition and execution capability, embraced rational competition, continued to strengthen its refined management and maintained steady growth in its financial results. The Group’s operating revenue reached RMB109.087 billion, representing an increase of 7.7% compared to the same period of last year. EBITDA reached RMB55.154 billion, representing an increase of 3.3% compared to the same period of last year. EBITDA margin was maintained at an industry-leading level of 50.6%. Profit attributable to shareholders reached RMB25.477 billion, representing an increase of 1.1% compared to the same period of last year. Margin of profit attributable to shareholders was maintained at a relatively high level of 23.4%.

In the first quarter of 2010, the macro-economy maintained a rapid growth. Partly due to the stimulative effect of economic rebound and seasonal factors, the Group recorded an increase in customer growth in the first quarter of 2010 compared to the fourth quarter of last year. With an average increase in net additional customers exceeding 5.5 million per month, the Group continued to lead the industry. The Group’s customer base continued to be solid. As at 31 March 2010, its total customer base reached 538.89 million. As the new customers were mainly low usage customers and given that the scenario of “a handset or a customer with multi-cards” was becoming more and more popular and that the Group had continued to steadily promote tariff adjustment, ARPU and average revenue per minute of usage continued to decline. At the same time, through refined and effective sales for voice business, voice usage volume was stimulated. Total voice usage volume for the first quarter of 2010 increased by 20.4% compared to the same period of last year. Value-added business maintained its favorable growth and has prominently boosted the Group’s revenue. SMS usage volume increased by 2.3% compared to the same period of last year, and Non-SMS data business also maintained a relatively rapid growth. Benefited from the continuous consolidation of customer base, stable growth in voice usage volume and the pulling effect of value-added business on revenue, operating revenue of the Group continued to grow steadily at 7.7% in the first quarter of 2010. The Group consistently uphold its principles of rational investment, effective resource allocation, forward-looking planning and effective refined management in costs allocation. In order to strengthen the leading position of the Group in the mobile communications industry and boost its future competitiveness, the Group appropriately increased its investments in sales channels, customer service, network optimization, system support and R&D. In the meantime, the Group also continuously strengthened its refined costs management by implementing standardization, informatization and centralization in areas such as procurement, operation and maintenance, business support and finance, so as to achieve highly-efficient operation and maintain an industry-leading profitability.

To meet new challenges and opportunities, the Group will build on its strong foundation and integrated capabilities and leverage its existing competitive advantages and economies of scale, so as to adapt rapidly to changes in the business environment and the competitive landscape and to sustain its favorable business development and its steady growth in operating results in order to continuously create value for its shareholders.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Nicholas Jonathan Read as a non-executive director.

By Order of the Board China Mobile Limited Wang Jianzhou Chairman and Chief Executive Officer

Hong Kong, 20 April 2010

A-4